CISO GLOBAL, INC.

6900 E. Camelback Road, Suite 900

Scottsdale, AZ 85251

January 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	CISO Global, Inc.
Registration Statement on Form S-3, File No. 333-284002

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday January 6, 2025

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

CISO Global, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-284002), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on Monday, January 6, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP, at (732) 395-4416, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

CISO GLOBAL, INC.

/s/ Debra L. Smith
Debra L. Smith
Chief Financial Officer